Filed Pursuant to Rule 433

Registration Statement No. 333-280933

September 3, 2024

REPUBLIC OF INDONESIA

FINAL TERM SHEET

€750,000,000 3.650% Bonds due 2032 (the “Bonds”)

Issuer:	Republic of Indonesia (the “Republic”)

Specified Currency:	Euro

Principal Amount:	€750,000,000

Public Offering Price:	99.503%

Gross Proceeds:	€746,272,500

Underwriting Discounts and Commission:	€298,509

Net Proceeds (Before Expenses):	€745,973,991

Interest Rate:	The Bonds will bear interest from September 10, 2024 at a rate of 3.650% per annum

Interest Payment Date:	Interest will be paid on September 10 of each year, commencing on September 10, 2025

Maturity Date:	September 10, 2032

Benchmark:	DBR 1.7% 08/15/2032

Benchmark Yield:	2.167%

Spread to Benchmark:	155.6bps

Spread to Swap:	125.0bps

Benchmark Swap:	8 year EUR Mid Swap Rate

Swap Rate:	2.473%

Re-offer Yield:	3.723%

Optional Redemption:	The Republic will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the Bonds, in whole or in part, at any time or from time to time on or after the date that is three months prior to the maturity date of the Bonds, prior to their maturity, at a redemption price equal to the principal amount thereof, plus interest accrued but not paid on the principal amount of such Bonds to the date of redemption

Specified Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Settlement Date:	September 10, 2024

Day count:	Actual/Actual (ICMA)

Listing:	Expected listing of the Bonds on the Singapore Exchange Securities Trading Limited and the Frankfurt Stock Exchange

Settlement and Delivery:	The Republic expects that delivery of the Bonds will be made against payment therefor on or about the Settlement Date, which will be the fifth business day following the date of pricing of the Bonds. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Bonds between the date of pricing and the date that is one business day prior to the Settlement Date will be required, by virtue of the fact that the Bonds initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement

Joint Lead Managers/Underwriters:	Citigroup Global Markets Inc., Crédit Agricole Corporate and Investment Bank, Singapore Branch, Deutsche Bank AG, London Branch, Goldman Sachs (Singapore) Pte. and Société Générale

Co-Managers:	PT BRI Danareksa Sekuritas and PT Trimegah Sekuritas Indonesia Tbk

Billing and Delivery:	Deutsche Bank AG, London Branch

Security Identifiers:	ISIN: XS2895623978

MiFID II professionals/ECPs-only — Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels).

UK MiFIR professionals/ECPs-only — Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels).

No EU PRIIPs or UK PRIIPs KID: No EU PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in the EEA or the UK.

The Republic has filed a registration statement (including a prospectus) and other documents with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Republic has filed with the SEC for more complete information about the Republic and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request them by contacting Deutsche Bank AG, London Branch at 21 Moorfields, London, EC2Y 9DB, United Kingdom, Attention: Syndicate Desk, by calling 44-20-754-59031, or by emailing dcm.sea@list.db.com.

A preliminary prospectus supplement dated September 3, 2024 can be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1719614/000119312524211509/d690942d424b3.htm

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.